Filed by Wejo Group Limited

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Virtuoso Acquisition Corp.

SEC File No.: 001-39913

Date: October 25, 2021

Virtuoso Acquisition Corp. Announces Effectiveness of Registration Statement and Date for Special Meeting to Approve Proposed Business Combination with Wejo, to be Held on November 16, 2021

Stockholders of Record as of October 14, 2021 are Eligible to Vote at Special Meeting

Upon Closing, Combined Company Stock and Warrants will Trade on Nasdaq Under WEJO Ticker Symbols

NEW YORK – October 25, 2021 – Virtuoso Acquisition Corp. (“Virtuoso”) (NASDAQ: VOSO), a publicly traded special purpose acquisition company, today announced that the U.S. Securities and Exchange Commission has declared effective the registration statement of Wejo Group Limited on Form S-4 (the “Registration Statement”) in connection with Virtuoso’s previously announced proposed business combination with Wejo, a global leader in connected vehicle data. The Registration Statement includes a definitive proxy statement/prospectus and provides important information about Virtuoso, Wejo, and the business combination.

Virtuoso also announced that its Special Meeting of Stockholders (the “Special Meeting”) to consider and vote upon the business combination has been set for November 16, 2021 at 12:00 p.m. EST. Stockholders of record as of October 14, 2021 (the “Record Date”) are eligible to attend and vote at the Special Meeting.

Jeffrey D. Warshaw, Chairman and CEO of Virtuoso, said, “This is a significant milestone and we are excited to bring Wejo one step closer to becoming a public company. Wejo has proven that it is uniquely positioned to create the industry standard and become the global leader in connected vehicle data SaaS solutions. Upon approval of the transaction by Virtuoso stockholders, we look forward to successfully completing the proposed business combination with Wejo as it continues to enable a safer, smarter, and more sustainable driving experience.”

Richard Barlow, CEO and Founder of Wejo, added, “Since announcing the merger in May, our team has continued to execute on our top initiatives, while establishing impactful partnerships with a number of leading companies, including Microsoft (NASDAQ: MSFT), Palantir (NYSE:PLTR), Sompo Holdings (TYO: 8630), and General Motors (NYSE: GM), in addition to a growing base of customers, OEMs and Tier 1 suppliers. As a public company, Wejo will have the capital and resources to achieve our goals of evolving and enhancing the automotive industry, providing real-time driving and transportation analytics, and advancing the sustainability efforts of our partners, while generating meaningful value for our shareholders.”

Upon closing, the combined company is expected to remain listed on the Nasdaq with its common stock and warrants trading under the new ticker symbols “Wejo” and “WejoW,” respectively.

Virtuoso recommends all stockholders vote “FOR” ALL PROPOSALS in advance of the Special Meeting by telephone, via the Internet or by signing, dating, and returning the proxy card upon receipt by following the easy instructions on the proxy card.

Your Vote FOR ALL Proposals Is Important, No Matter How Many or How Few Shares You Own!

If you have any questions or need assistance voting, please contact Mackenzie Partners, Inc. by calling 800-322-2885 or by emailing proxy@mackenziepartners.com.

About Wejo

Wejo is a global leader in connected vehicle data, revolutionizing the way we live, work and travel by transforming and interpreting historic and real-time vehicle data. The company enables smarter mobility by organizing trillions of data points from 11.8 million vehicles and more than 58 billion journeys globally, across multiple brands, makes and models, and then standardizing and enhancing those streams of data on a vast scale. Wejo partners with ethical, like-minded companies and organizations to turn that data into insights that unlock value for consumers. With the most comprehensive and trusted data, information and intelligence, Wejo is creating a smarter, safer, more sustainable world for all. Founded in 2014, Wejo employs more than 250 people and has offices in Manchester in the UK and in regions where Wejo does business around the world. For more information, visit: www.wejo.com.

About Virtuoso

Virtuoso Acquisition Corp. is a special purpose acquisition company formed for the purpose of effecting a merger, stock purchase or similar business combination with one or more businesses. Virtuoso is led by Jeffrey D. Warshaw, Chairman and CEO, and Michael O. Driscoll, Chief Financial Officer. For more information, visit: www.virtuosoacquisition.com.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Virtuoso Acquisition Corp.’s (“Virtuoso”) and Wejo Limited’s, a private limited company incorporated under the laws of England and Wales with company number 08813730 (“Wejo”) actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Virtuoso’s and Wejo’s expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction or waiver of the closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Most of these factors are outside Virtuoso’s and Wejo’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (i) the occurrence of any event, change, or other circumstances that could give rise to the termination of the Agreement and Plan of Merger (the “Merger Agreement”); (ii) the outcome of any legal proceedings that may be instituted against Virtuoso, Wejo Group Limited, a company incorporated under the laws of Bermuda (the “Company”) and/or Wejo following the announcement of the Merger Agreement and the transactions contemplated therein; (iii) the inability to complete the proposed business combination, including due to failure to obtain approval of the stockholders of Virtuoso, certain regulatory approvals, or the satisfaction of other conditions to closing in the Merger Agreement; (iv) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Merger Agreement or could otherwise cause the transaction to fail to close; (v) the impact of the COVID-19 pandemic on Wejo’s business and/or the ability of the parties to complete the proposed business combination; (vi) the inability to obtain or maintain the listing of the Company’s common shares on the Nasdaq Stock Market following the proposed business combination; (vii) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (viii) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of Wejo to grow and manage growth profitably, and retain its key employees; (ix) costs related to the proposed business combination; (x) changes in applicable laws or regulations; and (xi) the possibility that Wejo, Virtuoso or the Company may be adversely affected by other economic, business, and/or competitive factors. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in Virtuoso’s most recent filings with the SEC and is contained in the Company’s preliminary Form S-4 (the “Form S-4”), which was filed on July 16, 2021 (as amended on September 7, 2021, October 1, 2021, October 7, 2021 and October 18, 2021), including the preliminary proxy statement/prospectus expected to be filed in connection with the proposed business combination. All subsequent written and oral forward-looking statements concerning Virtuoso, Wejo or the Company, the transactions described herein or other matters and attributable to Virtuoso, the Company or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of Virtuoso, Wejo and the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based, except as required by law.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Virtuoso, the Company or Wejo, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom.

Important Information About the Proposed Business Combination and Where to Find It

In connection with the proposed business combination, a preliminary registration statement on Form S-4 was filed by the Company with the SEC on July 16, 2021 (as amended on September 7, 2021, October 1, 2021, October 7, 2021 and October 18, 2021), which was declared effective by the SEC on October 22, 2021. The Form S-4 included preliminary proxy statements to be distributed to holders of Virtuoso’s common stock in connection with Virtuoso’s solicitation for proxies for the vote by Virtuoso’s stockholders in connection with the proposed business combination and other matters as described in the Form S-4, as well as a prospectus of the Company relating to the offer of the securities to be issued in connection with the completion of the business combination. A definitive proxy statement/prospectus and other relevant documents have been mailed to Virtuoso’s stockholders of record as of October 14, 2021, the record date established for the special meeting of stockholders relating to the proposed transaction. Virtuoso, Wejo and the Company urge investors, stockholders and other interested persons to read the Form S-4, including the proxy statement/prospectus incorporated by reference therein, as well as other documents filed with the SEC in connection with the proposed business combination, as these materials contain important information about Wejo, Virtuoso, and the proposed business combination. Such persons can also read Virtuoso’s final prospectus dated January 21, 2021 (SEC File No. 333-251781), for a description of the security holdings of Virtuoso’s officers and directors and their respective interests as security holders in the consummation of the proposed business combination. After the Form S-4 has been declared effective, the definitive proxy statement/prospectus will be mailed to Virtuoso’s stockholders as of a record date to be established for voting on the proposed business combination. Stockholders will also be able to obtain copies of such documents, without charge, at the SEC’s website at www.sec.gov, or by directing a request to: Virtuoso Acquisition Corp., 180 Post Road East, Westport, CT 06880, or (203) 227-1978. These documents can also be obtained, without charge, at the SEC’s web site (http://www.sec.gov).

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

Virtuoso, Wejo, the Company and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Virtuoso’s stockholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Virtuoso’s directors and executive officers in Virtuoso’s final prospectus dated January 21, 2021 (SEC File No. 333-251781), which was filed with the SEC on January 26, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Virtuoso’s stockholders in connection with the proposed business combination will be set forth in the proxy statement/prospectus for the proposed business combination when available. Information concerning the interests of Virtuoso’s and Wejo’s participants in the solicitation, which may, in some cases, be different than those of Virtuoso’s and Wejo’s equity holders generally, is set forth in the proxy statement/prospectus relating to the proposed business combination.

Contacts

Media:

Mark Semer/Sam Cohen

Gasthalter & Co.

(212) 257-4170

wejo@gasthalter.com

Investors:

Tahmin Clarke

(201) 554-7328

Tahmin.clarke@wejo.com

Idalia Rodriguez

Arbor Advisory Group

investor.relations@wejo.com

For Virtuoso Acquisition Corp.

Jeffrey D. Warshaw

(203) 571-6161

jeff@virtuosoacquisition.com